EXHIBIT 17.3

[Penn Virginia Resource Partners, L.P. Letterhead]

March 31, 2010

Penn Virginia Resource GP, LLC
Three Radnor Corporate Center
Suite 300
Radnor,  Pennsylvania 19087

To the Board of Directors:

I hereby resign from the Board of Directors of Penn Virginia Resource GP, LLC effectively immediately prior to the closing of the secondary offering of common units of Penn Virginia GP Holdings, L.P. on the date hereof.

/s/ Nancy M. Snyder
Nancy M. Snyder